Cadbury plc (the “Company”)

Announcement of transaction in ordinary shares of 10p each by a Person Discharging Managerial
Responsibility

The Company was notified on 13 February 2009 that, on 13 February 2009, Trevor Bond acquired 903 ordinary shares in the capital of the Company through an exercise of options under the Company’s all-employee Savings Related Share Option Scheme at a price of £3.51 per share.

This transaction was carried out in London.

This announcement was made under Disclosure and Transparency Rule 3.1.4R(1).

Contact:

J M Mills
Director of Group Secretariat
Tel: 01895 615176

16 February 2009